Mail Stop 4-7

      May 6, 2005


Steven L. Childers
Chief Financial Officer
Consolidated Communications Illinois Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938-3987


	RE:	Consolidated Communications Illinois Holdings, Inc.
		Amendment No. 3 to Registration Statement on Form S-1
		Filed April 22, 2005
		File No. 333-121086

Dear Mr. Childers:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

Form S-1

Dividend Policy and Restrictions, page 33

Pro forma Bank EBITDA and Estimated Cash Available to Pay
Dividends,
page 37
1. We note your response to comment 1. You state that you now include cash distributions from your investments in two cellular partnerships and your minority interest in East Texas Fiber Line, Inc. in the calculation of pro forma Bank EBITDA. However, your definition of Bank EBITDA, as presented on page 34 does not include these as adjustments. If the definition of your amended and restated credit facility includes the cash proceeds from these investments, revise the definition on page 34 and provide us with a copy of your amended and restated credit facility that includes these as adjustments. If these adjustments are not included in the definition of Bank EBITDA, revise to exclude from the calculation of pro forma
Bank EBITDA and include them as adjustments to pro forma Bank EBITDA in your calculation of estimated cash available to pay dividends.

2. The amount of partnership and dividend income shown as an adjustment in footnote 18 does not tie to the amounts reported in your statement of operations, and the source of cash distributions from investments is not clear. To help us better understand these relationships, please provide us with a table summarizing the amount of partnership and dividend income recognized and cash distributions received for each investment in 2004. Show us how these amounts correspond to sources and uses of cash reflected in your statement of cash flows and income or losses in your statement of operations. Also show how these amounts correspond to those presented in footnotes 18 and 19 to the dividend policy table presented on page 37.

3. Specifically tell us what the proceeds from investments of
$3,284
represent, and why they are considered to be an investing activity in your statement of cash flows.

4. We note your response to comment 2. It appears that the sum of adjustment 20 includes those items identified by notes 5 and notes 14 through 17. Revise to include a reference to note 5 or separately list each item that is included in the total adjustment of $20,214.

Management, page 118

      Long Term Incentive Plan, page 124

5. Provide quantified disclosure of the free cash flow, EBITDA, revenue and other goals that the board will use in determining whether bonuses are to be paid. Alternatively, advise us why you believe such disclosure is not required.

Financial Statements

      Unaudited Pro Forma Condensed Consolidated Financial
Statements, page P-1

Note 7.  Restricted Share Plan, page P-9
6. We note your response to comment 5.  In the second paragraph of note 7 to your unaudited pro forma financial statements, you state that the remaining restricted shares will vest in three equal installments on December 31, 2005, 2006, and 2007. However, in your response letter dated April 22, 2005, you state that one third of the remaining shares would be vested in 2004, and that additional compensation expense will be recognized in each of the subsequent two years, 2005 and 2006. Please explain this apparent inconsistency or revise your disclosure.


7. Revise your footnote disclosure to state clearly that although you recorded a charge of $11.7 million to accumulated deficit for pro forma purposes, this amount, plus the amount vested in 2005, will be expensed in your 2005 results of operations upon the amendment and restatement of the restricted share plan.

      Consolidated Communications Holdings, Inc.  Financial
Statements, page F-1

      Note 6.  Investments, page F-16
8. We note your response to comment 6. Since you have revised the financial statements to reflect the change from equity to cost-method accounting for your interest in South Texas, in addition to the purchase price adjustment discussed in your response to comment 7, label each column as "restated." In the notes to the financial statements describe the revision and provide the disclosures required by paragraph 36 of APB 20. Also ask your auditors to consider the requirement to include a reference to the restatement as indicated in
AICPA Auditing Standards Section 561.06.

9. We note your response to comment 6. Revise your accounting policy in Note 2 to your consolidated financial statements to disclose your accounting policy for cost- method investments.

10. In accordance with Rule 5-03(13) of Regulation S-X, state, parenthetically or in a note, the amount of dividends received from equity affiliates.

11. Include the audited financial statements of GTE Mobilnet of South
Texas and GTE Mobilnet of Texas RSA #17 as required by Rule 3-09 of
Regulation S-X.

TXU Communications Ventures Company Financial Statements, page F-
51

Note H.  Investments in Nonaffiliated Companies, page F-73
12. We note your response to comment 6. Considering that you have determined it is appropriate to account for TXUCV`s investment in GTE
Mobilnet South Texas Limited Partnership as a cost-method investment in the financial statements of Consolidated Communications
Holdings,
tell us why you still believe the equity method to be the appropriate method of accounting for TXUCV`s interest in this company.


*  *  *  *

      Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-
3828
if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff
Attorney,
at (202) 551-3378 or me at (202) 551-3810 with any other
questions.

							Sincerely,


							Michele M. Anderson
							Legal Branch Chief

cc:	Alexander A. Gendzier, Esq.
	Fax:  212-556-2222
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Steven L. Childers
Consolidated Communications Illinois Holdings, Inc.
May 6, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549